UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-23667

HopFed Bancorp, Inc.

(Exact name of registrant as specified in its charter)

c/o First Financial Corporation

One First Financial Plaza

Terre Haute, Indiana 47807

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

Warrant to purchase common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(B)	☐

Approximate number of holders of record as of the certification or notice date:

Common stock, par value $0.01 per share: 0*

Warrant to purchase common stock, par value $0.01 per share: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, First Financial Corporation, as successor by merger to HopFed Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

First Financial Corporation, as successor by merger to HopFed Bancorp, Inc.

Date:	August 8, 2019	By:	/s/ Rodger A. McHargue
Rodger A. McHargue
Treasurer and CFO

* Effective July 27, 2019, HopFed Bancorp, Inc., a Delaware corporation (the “Registrant”), merged with and into First Financial Corporation, an Indiana corporation (“First Financial”), with First Financial as the surviving corporation. Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.